SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

May 7, 2018

SECURITIES AND EXCHANGE COMMISSION - SEC

Re.:	MATERIAL EVENT

Dear Sirs:

We hereby notify you, as a Material Event, that today Credicorp Ltd. has transferred over the Bolsa de Valores de Lima to its subsidiary, Grupo Credito S.A. (GC), 220,113,636 shares of Banco de Credito del Peru (BCP) owned by Credicorp Ltd., which represent 2.77% of BCP’s share capital. The amount paid per share was S/6.61.

This transfer has been conducted within the framework of a reorganization process within Credicorp, without causing any change in control of BCP because Credicorp, through its subsidiary GC, will continue to own 97.69% of the shares of BCP.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2018

CREDICORP LTD.

(Registrant)

By: /s/ Miriam Böttger
Miriam Böttger
Authorized Representative